Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief

<u>Form 8-K/A filed November 4, 2006</u>

<u>Exhibit 99.1</u>

<u>Global Energy Distribution Group, LLC</u>

<u>Financial Statements for the Year Ended December 31, 2004</u>

<u>Consolidated Statements of Cash Flows</u>

7. We have reviewed your response to comment eight. Since the subscription receivable appears to be a non-cash transaction please tell us why you intend to reflect the transaction within financing activities in your statements of cash flows. Please refer to SFAS 95.

8. Please provide us with your proposed amendment to the Form 8-K report prior to filing in on EDGAR.

<u>Form 10-QSB for the Quarter Ended March 31, 2006</u>

<u>Item 3. Controls and Procedures, page 15</u>

9. Please revise your controls and procedures disclosures to state whether there were any changes in internal control over financial reporting that occurred during the quarter ended March 31, 2006.

10. You indicate that your chief executive officer and chief financial concluded that your disclosure controls and procedures were effective "to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods." Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

*   *   *   *

If our understanding of the conditions precedent to the second closing of the Unit Purchase Agreement and the closing of the Securities Purchase Agreement is incorrect, please advise. If not, please restate your financial statements to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests. Please also provide us with the Unit Sale Agreement referred to in the Form 8-K filed on May 25, 2005.

5. We have reviewed your response to comment four. Assuming the transaction is determined not to be between entities under common control, it should be accounted for as a reverse acquisition in which GEDG acquired GEG. Due to the fact that the former members of GEDG received an 85% interest in the post-acquisition entity, GEG is not the accounting acquirer. Please, note that the general rule that the entity issuing securities is the acquiring entity would not apply when an entity issues securities equal to an 85% ownership interest in the post-acquisition entity. In addition, consideration of the factors you cited, which are all preceded by "all else being equal," are useful in identifying an accounting acquirer in circumstances where an entity issues an ownership interest closer to 50%. We may have further comment pending the resolution of the preceding comment.

Series B Purchase Agreement, page 36 and Distribution Arrangements, page 37

6. We have reviewed your responses to comments five and six. You stated that the Series B preferred stock warrants were issued at fair market value based on the closing price of GEG's stock on the date of issuance and that as a result the warrants had no value on the date of issuance. Under paragraph 8 of SFAS 123, warrants issued to non-employees are to be accounted for based on their fair value as opposed to their intrinsic value. Under paragraph 19 of SFAS 123, the fair value of a warrant may be estimated using an option pricing model, such as the Black-Scholes model or a binomial model. Please provide us with your computation of the value of the warrants issued in connection with the issuance of preferred stock. Please describe in detail all of the assumptions used to determine the value of the preferred stock warrants.

2. Please file your letter to us dated July 19, 2006 on EDGAR.

Note J – Stock Issuances, page 15

3. We have reviewed your response to comment three. Please provide us with detailed responses to the following:

- On May 18, 2005, CND purchased a 12% ownership interest in GEDG. Please tell us the consideration received from CND in return for their 12% ownership interest in GEDG. Please also tell us the fair value of the consideration received and the specific assumptions used to determine the fair value of the consideration received from CND. Please provide us with a quantitative analysis that supports the fair value of the consideration received from CND.
- On July 1, 2005, CND acquired an additional 49% ownership interest in GEDG under the terms of the Securities Purchase Agreement. Please tell us the consideration received by GEDG from CND in return for the 49% ownership interest in GEDG. Please also tell us the fair value of the consideration received and the specific assumptions used to determine the fair value of the consideration received from CND. Please provide us with a quantitative analysis that supports the fair value of the consideration received from CND.
- Please tell us if there are any related party relationships and describe the nature of the related party relationships between GEAC, GEDG, GDG and CND.

4. The press release furnished as an exhibit to the Form 8-K you filed on May 25, 2005 indicates that the purchase of an additional 48.8% interest in GEDG by CNI was subject to the execution of an agreement between GEG and GEDG giving CNI the right to acquire at least 51% of GEG. This agreement appears to be memorialized in the Securities Purchase Agreement dated July 1, 2005. Under Conditions Precedent in paragraph 9.1.11 of the Securities Purchase Agreement filed as Exhibit 10.1, CND must purchase an additional 122,000 GEDG Units before GEG becomes obligated to perform under the agreement. Since neither can occur without the other, it appears that the purchase of the additional 49% interest by CND and the sale of GEDG to GEG are components of a single integrated transaction.

Therefore, an evaluation of whether the sale of GEDG to GEG was between entities under common control would be appropriate prior to either of the mutually dependent events. Ownership interests prior to these events are summarized in the chart you provided in your response under the heading "After 1st Closing of UPA – May 18, 2005." As your chart indicates, GEAG controlled both GEDG and GEG prior to the integrated transaction.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 2, 2006

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

     RE: Form 10-KSB for the Year Ended December 31, 2005
             Form 10-QSB for the Quarter Ended March 31, 2006
             File No. 0-31505

Dear Mr. Bailey:

      We have reviewed your letter dated July 19, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center"><u>Form 10-K for the Year Ended December 31, 2005</u></p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.